File No. 70-9091

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                CSW ENERGY, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                             CSW INTERNATIONAL, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                                CSW Energy, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                             CSW International, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)

                    Respectfully request that copies be sent to:

                                  Edwin F. Feo
                         Milbank, Tweed, Hadley & McCloy
                            601 South Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017

         Central and South West Corporation, a Delaware corporation ("CSW") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a Delaware corporation and a wholly-owned nonutility subsidiary of CSW ("CSWI" and, collectively with CSW and Energy, the "Applicants"), hereby file this Amendment No. 2 (the "Amendment No. 2") to the Form U-1
Application-Declaration (the "Application-Declaration") filed in File No. 70-9091 to amend the Application-Declaration to file the additional information set forth below. Except as set forth in this Amendment No. 2, the Application-Declaration remains as previously filed.


Item 1. Description of Proposed Transaction.

         Item 1 is hereby amended to include the following:

         Rule 54

         No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act, or a foreign utility company, as defined in Section 33 of the Act. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.

         CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of April 30, 1998 was approximately $909 million, or about 49.8% of $1,825 million, CSW's average consolidated retained earnings for the four quarterly periods ended December 31, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).


Item 6. Exhibits and Financial Statements.

Item 6 is hereby amended to file the following Exhibit:

         Exhibit 2 - Financial Statements per book and pro forma as of
                     March 31, 1998 of CSW and Subsidiaries (consolidated), CSW, Energy and CSWI.

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 16, 1998


                                            CENTRAL AND SOUTH WEST CORPORATION

                                            --------------------------------
                                            By:/s/ WENDY G. HARGUS
                                            Wendy G. Hargus
                                            Treasurer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 16, 1998


                                            CSW ENERGY, INC.

                                            ---------------------------------
                                            By:/s/ TERRY D. DENNIS
                                            Terry D. Dennis
                                            President and Chief Executive
                                            Officer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 16, 1998

                             CSW INTERNATIONAL, INC.

                             -----------------------------------
                             By:/s/ TERRY D. DENNIS
                                Terry D. Dennis
                                President and Chief Executive
                                Officer









                                INDEX OF EXHIBITS


EXHIBIT                    TRANSMISSION                         METHOD
NUMBER

  2               Financial Statements per book              ELECTRONIC
                  and pro forma as of March 31, 1998
                  of CSW and Subsidiaries (consolidated),
                  CSW, Energy and CSWI.